

PROVIDENT ENERGY TRUST'S SECOND QUARTER RESULTS ANNOUNCEMENT AND CONFERENCE CALL INFORMATION

NEWS RELEASE NUMBER 17-03   **August 7, 2003**

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) will announce its second quarter 2003 results at approximately 6:00 a.m. MST (8:00 EST) on Wednesday, August 13, 2003.

A conference call with senior management to review the quarter results is scheduled for 9 a.m. MST (11:00 a.m. EST) on Wednesday, August 13. Analysts, investors and media may access the conference call by dialing 416-695-5259 in the Toronto area and 1-877-667-7774 for all other areas of Canada and the United States. Please request the Provident conference call, reservation no. T439704C. Please call in five to 10 minutes prior to the scheduled start time. A live webcast will also be available on Provident's website at www.providentenergy.com.

A replay of the conference call will be available on the Provident website and by dialing 416-252-1143 or 1-866-518-1010.

Provident Energy Trust is a Calgary-based, open-ended oil and gas royalty trust that acquires, develops, produces, markets crude oil, natural gas and natural gas liquids, and provides monthly cash distributions to its unit holders. Provident trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact:
Jennifer Pierce
Senior Manager
Investor Relations and
Communications
Phone (403) 231-6736

Corporate Head Office: Phone: (403) 296-2233   www.providentenergy.com
700, 112 – 4th Avenue S.W.   Toll Free: 1-800-587-6299   info@providentenergy.com
Calgary, Alberta   Fax: (403) 261-6696
Canada T2P 0H3